FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated September 14, 2004 (“BlackBerry Internet Service from Globe Handyphone Now Online")	Page No 3

Document 1

September 14, 2004

BlackBerry Internet Service from Globe Handyphone now online

Globe Handyphone links up with Research In Motion to offer BlackBerry Internet Service in the Philippines

Manila, Philippines and Waterloo, Canada – Digital telco pioneer Globe Handyphone and mobile communications leader Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have further expanded their relationship with the launch of BlackBerry Internet Service™, a service that provides Globe’s subscribers the ability to send, receive and manage their personal and office emails on-the-go using a choice of powerful BlackBerry Wireless Handhelds™. The BlackBerry® “push” technology is now available to Globe subscribers via two solutions: BlackBerry Enterprise Server™ for larger corporate and government customers and BlackBerry Internet Service™ for individuals and smaller businesses.

BlackBerry Internet Service allows subscribes to easily customize their service and integrate up to 10 email accounts with a single handheld (including popular ISP email accounts as well as Microsoft® Exchange and IBM Lotus® Domino™). Globe subscribers can now manage their email on the go through their BlackBerry handheld. They can also easily view email attachments, configure email filters, and set personalized auto-signatures. No special servers or sophisticated corporate I.T. support are needed — the set-up of BlackBerry Internet Service can be easily managed by the user.

With BlackBerry Enterprise Server, GlobeSolutions also makes “push” technology available to Globe’s corporate customers. Considered by the world’s top organizations as a must-have productivity tool, BlackBerry Enterprise Server provides always-on connectivity that enables organizations with support for end-to-end wireless security and a range of business applications.

Globe completes the BlackBerry experience with a selection of tri-band handhelds, the BlackBerry 6230™, BlackBerry 7230™ (color) and BlackBerry 7730™ (color), and GlobeSolutions G Plan and Platinum subscription plans. Each handheld is a virtual mobile office, with features that meet the modern professional’s needs. In addition to the voice and SMS services available on any standard phone, the BlackBerry handhelds feature wireless Internet access via GPRS and a mobile calendar/organizer.

In this fast-paced and competitive world, the ability to respond quickly and make effective decisions is integral to success. With BlackBerry’s always on, push-based technology, Globe ensures that their valued subscribers are kept in-the-loop and in-the-know.

Those who wish to know more about how this indispensable connectivity tool can help to boost their mobile lifestyle can call Globe. They can also see and test BlackBerry at the Hub and Metro Manila Globe Business Centers.

-more-

About Globe Telecom

Globe Telecom has a long history of uniting people by forging strong links of communication throughout the Philippines and with the world. From its humble beginnings as a radio and telegraph company in the 1920s, Globe has steadily evolved to become the industry leader that it is today. In 1993, Globe formed a partnership with SingTel International to further expand its capability to service the increasing telecommunications needs of a growing and vibrant economy.

Globe has the distinction of being the first mobile services provider in the Philippines to offer SMS, MMS and other technological innovations. Globe also offers business solution packages through GlobeSolutions and wireline and Internet services through Innove Communications.

Globe’s corporate leadership and pioneering services have been recognized by industry stalwarts in the region. Some of its most recent accolades include “Most Innovative Service of the Year 2004” for its over-the-air reloading application Share-a-Load, from Asian MobileNews, and Best Asian GSM Carrier from Telecom Asia Awards 2004.

Globe is listed in the Philippine Stock Exchange (PSE: GLO). For more information, visit www.globe.com.ph.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld(tm) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and AsiaPacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contacts:
Blue De Venecia
GlobeSolutions
(632) 730 4008
mrdevenecia@globetel.com.ph

Katie Lee
Research In Motion, Asia Pacific
(852) 6277 6841
kalee@rim.com

Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 14, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller